UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION             OMB Number: 3235-0058
               Washington, D.C. 20549                  Expires: March 31, 2006
                                                      Estimated average burden
                     FORM 12b-25                    hours per response .... 2.50

             NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                              001-1577

                                                            CUSIP NUMBER
                                                             88673X10-8

(Check one): [X] Form 10-K or Form 10KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q or Form 10QSB [ ] Form N-SAR [ ] Form N-CSR

        For Period Ended:    December 31, 2004
                         --------------------------

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

        For the Transition Period Ended:
                                        --------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Tiger Telematics, Inc.
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Full Name of Registrant

Floor Decor, Inc.
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Former Name if Applicable

10201 Centurion Parkway, Suite 600
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Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32256
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City, State and Zip Code

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                        PART II-- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. See attached Exhibit A

                          PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification


      Michael W. Carrender                  904              279-9240
      ----------------------------      -----------     ------------------
      (Name)                            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No Form 10-Q Quarterly Reports for Quarters ended March 31, June 30 and September 30, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Exhibit B

                                Tiger Telematics
                                ----------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005                        By:    /s/  Michael W. Carrender
                                                   ---------------------------
                                                   Michael W. Carrender
                                            Title: CEO

                            EXHIBIT A TO FORM 12b-25

Since early 2003, the Registrant's principal business has been the development of a multi-entertainment wireless handheld gaming device known as Gizmondo. As a result, during 2003, 2004 and early 2005, the Company had very limited revenues and incurred significant development costs funded principally by equity issuances for services and from proceeds of equity contributions.

Until late 2004, the Registrant did not have sufficient cash to retain and pay independent certified public accountants to audit its financial statements and as a result did not until March 31, 2005 file audited financial statements for the years ended December 31, 2002 and 2003. Immediately prior to the filing of this Form 12b-25, the Registrant filed its Form 10-K/A for the year ended December 31, 2002 and its Form 10-K for the year ended December 31, 2003.

Following completion of these audits the Registrant is concentrating its efforts on completing its financial statements for 2004 and expects to file its Form 10-Q Quarterly Reports for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 within 10 days and its Form 10-K annual report for the year ended December 31, 2004 within 15 days.

                            EXHIBIT B TO FORM 12b-25

For the reasons described in Part III above, losses for the year ended December 31, 2004 are expected to be significantly higher than 2003. During 2004 developmental costs increased substantially without a meaningful increase in sales. For the year ended 2004, losses are expected to be approximately $100 million on revenues of $ 748,000 compared to losses of approximately $7.8 million on $8,317 in revenues for the comparable 2003 period.